Exhibit 97.1
BERRY CORPORATION (BRY)
COMPENSATION RECOUPMENT AND CLAWBACK POLICY
(Amended as of July 26, 2023)

    This Compensation Recoupment and Clawback Policy (this “Policy”), has been adopted by the Board of Directors (the “Board”) of Berry Corporation (bry) (the “Company”), effective as of May 14, 2019, and subsequently amended as of the date hereof (the “Effective Date”). This Policy will be administered by the Board or a committee of the Board consisting of at least two directors designated to act for the Board on any matter that the Board determines is or may be covered by this Policy (the “Administrator”).
Recoupment Policy

If the Company is required to prepare a Restatement, the Administrator shall, unless determined to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Individual. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Individual that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Administrator may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

Method of Recoupment

Subject to applicable law, the Administrator may seek to recoup Recoverable Compensation by (i) requiring a Covered Individual to repay such amount to the Company; (ii) offsetting a Covered Individual’s other compensation; or (iii) such other means or combination of means as the Administrator, in its sole discretion, determines to be appropriate. To the extent that a Covered Individual fails to repay all Recoverable Compensation to the Company as determined pursuant to this Policy, the Company shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Individual shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such amount.

Acknowledgement by Executive Officers

The Administrator may provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy.

No Indemnification

Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not indemnify any Covered Individual against the loss of any Recoverable Compensation.

Disclosure and Record Keeping

The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the Securities and Exchange Commission (the “SEC”) (including, without limitation, Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)) and any applicable exchange listing standard.

Definitions
For purposes of this Policy, the following terms will have the meanings set forth below:
    “Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Administrator, or the officer or officers of the Company authorized to take such action if

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Administrator action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following the three completed fiscal years.
“Covered Individual” means any person who receives Recoverable Compensation.
“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s controlled affiliates) who performs similar policy-making functions for the Company.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases), and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), profitability of one or more segments, sales per square foot, same store sales, revenue per user or cost per employee. Stock price and total shareholder return (“TSR”) also are Financial Reporting Measures.
“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Administrator determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive-Based Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” means any cash, equity or equity-based compensation, payment or award granted, issued or paid under any Incentive Plan, whether or not previously paid, exercised, vested, unvested or deferred (including awards subject to service-based, performance-based or other conditions or any combination of the foregoing), that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however, it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Incentive Plan” means (i) the Berry Corporation (bry) 2022 Omnibus Incentive Plan, as amended, and the Second Amended and Restated Berry Petroleum Corporation 2017 Omnibus Incentive Plan (and their prior iterations), (ii) the Company’s short-term incentive program or other plan or arrangement providing for annual cash incentive bonus payments, and (iii) any plan, program, policy or arrangement similar to the plans, programs, policies and arrangements described in the foregoing clauses (i) and (ii) that may be adopted in the future, each as may be amended, restated, or otherwise modified from time to time.
“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii)

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who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received.
“Restatement” means a restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). As of the Effective Date of this Policy (but subject to changes that may occur in accounting principles and rules following the Effective Date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.
General and Administration

The Administrator shall supervise the administration and enforcement of this Policy according to the terms and provisions hereof and may exercise the discretion necessary to accomplish the purposes set forth in this Policy. The Administrator shall have the power, right, and authority, in its sole discretion, to: (i) construe all terms, provisions, conditions, and limitations of this Policy; (ii) correct any defect or to supply any omission or to reconcile any inconsistency that may appear in this Policy in such manner and to such extent as the Administrator shall deem appropriate; and (iii) make all other determinations or take any actions necessary or advisable for the administration of this Policy. The Administrator shall consult with the Company’s audit committee, chief financial officer and chief accounting officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy. All decisions, determinations, and actions by the Administrator shall be final, binding and conclusive on all persons. The Administrator (or the members thereof) shall not be liable for any decision, determination or action taken or omitted to be taken in connection with the administration of this Policy. The Board may amend this Policy from time to time, subject to all legal requirements, including the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations issued by the SEC or any national securities exchange.

To the greatest extent possible, this Policy and any reimbursement or forfeiture hereunder are intended to be administered and enforced in a manner that avoids any excise tax that may be imposed by Section 409A of the Internal Revenue Code, as amended, and the applicable Treasury Regulations issued thereunder (“Section 409A”) and shall be operated and interpreted consistent with that intent. Notwithstanding the foregoing, the Company and its affiliates make no representation that this Policy complies with Section 409A and shall have no liability to any Covered Individual or any other person for any failure to comply with Section 409A.
The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.

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